Exhibit 99.1

Ozon Announces the Occurrence of the UK/EU/US Sanctions Approval Satisfaction Date and the Effective Date along with the Extension of the Redemption Long Stop Date in Respect of the Restructuring of Its $750 Million Senior Unsecured Convertible Bonds Due 2026

March 29, 2023 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

As announced in the Company’s press releases dated October 25, 2022 and December 23, 2022, the Company has received a license from the U.S. sanctions authority regarding, and approval from the Cyprus Enforcement Unit for the Financial Sector (MEK) to implement, the consents and amendments to the terms and conditions of the Bonds on the terms set out in the written resolutions duly passed on October 25, 2022 (the “Restructuring”) by the holders of over 75 per cent. in principal amount of the Bonds outstanding (the “Written Resolutions”). Unless otherwise defined, capitalized terms used herein have the meaning given to them in the Written Resolutions.

As announced in the Company’s press releases dated January 30, 2023, and March 14, 2023, the Company has been awaiting response from the UK sanctions authority indicating that no license or authorization is required in connection with the Restructuring or granting a license or authorization to implement the Restructuring. The Redemption Long Stop Date was extended to March 15, 2023 and then to March 31, 2023.

The Company hereby announces that the UK sanctions authority published, on March 28, 2023, general license INT/2023/2824812 relating to ‘Bond amendments and restructurings for non-Designated Persons’ (the “License”) which authorizes bond issuers and UK persons to effect the terms of the bond restructurings subject to certain conditions. The Company hereby confirms that the Restructuring and its implementation falls within the scope of the License.

Accordingly, pursuant to the Written Resolutions, the UK/EU/US Sanctions Approval Satisfaction Date has now occurred. Consequently, the Effective Date has occurred as of the day of this announcement.

The holders of the Bonds which have not submitted validly completed Eligibility Instructions are entitled to deliver validly completed Eligibility Instructions to the Information, Tabulation and Settlement Agent on or before the Cut-off Time, being 4.00 p.m. London time on Wednesday April 5, 2023, in order to receive the USD Cash Redemption Amount on the Settlement Date or, as applicable, the RUB Cash Redemption Amount during the RUB Settlement Period.

The anticipated timetable for settlement is as follows:

As soon as practicable following the Cut-off Time, being 4.00 p.m. London time on April 5, 2023	The Company shall issue a public notice stating the aggregate amount of Bonds which it is required to redeem in USD on the Settlement Date

As soon as practicable after the Cut-off Time (“CP Satisfaction Date”)	Satisfaction of outstanding Conditions Precedent. The Company shall make a public announcement following satisfaction of the Conditions Precedent

CP Satisfaction Date + 2 Business Days	Settlement Date in respect of the USD Cash Redemption Amount

Commencing on Settlement Date, ending 2 Business Days later	RUB Settlement Period in respect of the RUB Cash Redemption Amount

Settlement Date + 2 Business Days	Beneficial Owners that have validly submitted Eligibility Instructions on or before the Cut-off Time and elected for redemption in USD, that have not received their USD Cash Redemption Amount, may notify the Information, Tabulation and Settlement Agent at ozonconsent@i2capmark.com and the Company at cbond_documents@ozon.ru that they have not received their USD Cash Redemption Amount

Cancellation Date	Following issue of the RUB Settlement Date Confirmation Notice and the USD Settlement Confirmation Notice, the global bond issued in respect of the Bonds shall be marked down and cancelled in full and the Trust Deed in respect of the Bonds and any ancillary documents (other than the Deed Poll) shall terminate and have no further effect

To facilitate settlement, and in accordance with the definition of the Redemption Long Stop Date, the Company and the holders as at the Record Date of over 33.4 per cent. in principal amount of the Bonds outstanding (including at least two members of the Ad Hoc Group) have agreed that the Redemption Long Stop Date shall be further extended to April 20, 2023.

For further information on the effects of the occurrence of the UK/EU/US Sanctions Approval Satisfaction Date and the Effective Date, including the detailed terms and procedure thereof, please refer to the Memorandum at https://ir.ozon.com/restructuring or https://i2capmark.com/event-details/68/Holder/ozon-consent-solicitation. All activities, transactions and other dealings contemplated in the Written Resolutions shall be carried out in compliance with Sanctions (including blocking and freezing requirements).

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release is restricted and is not for release, publication to, distribution in or into the United States (except to qualified institutional buyers, “QIBs”), Canada, South Africa, Australia or Japan. This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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